Exhibit 99.3

HAFNIA LIMITED: Key information relating to dividend for the third quarter 2025

TICKER:
NYSE: “HAFN”
OSLO: “HAFNI”

Singapore, 1 December 2025

Reference is made to the announcement made by Hafnia Limited ("Hafnia” or the "Company", OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”) on 1 December 2025 announcing the Company's third quarter results and cash dividend.

Key information relating to the cash dividend paid by the Company for the third quarter 2025:

•	Date of approval: 30 November 2025

•	Record date: 9 December 2025

•	Dividend amount: 0.1470 per share

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Declared currency: USD. Dividends payable to shares registered in the Euronext VPS will be distributed in NOK, with the conversion from USD to NOK taking place two business days prior to the payment date to shareholders in VPS.

Shares registered in the Euronext VPS Oslo Stock Exchange:

•	Last trading day including right to dividends: 5 December 2025

•	Ex-date: 8 December 2025

•	Payment date: On or about 19 December 2025

Shares registered in the Depository Trust Company:

•	Last trading day including right to dividends: 8 December 2025

•	Ex-date: 9 December 2025

•	Payment date: On or about 16 December 2025

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.